Form N-SAR Attachment, Sub-Item 77C: Submission of Matters to a Vote of Security Holders

In accordance with the Instructions for Item 77C of Form N-SAR, this attachment describes a matter submitted to a vote of security holders of the Registrant. The information below is provided as outlined in the Instructions:

a)	The Annual Meeting was convened on April 20, 2016
b)	The Meeting involved the election of Directors. Per the results of the vote, the following Directors were duly elected: Brendan H. O’Malley, Herbert S. Riband, Jr, Peter Bedell & Charles E. Mather IV. Additional Directors in office are, Charles E. Mather III, Henry F. Reichner & Jonathan S. Scott
c)	The only matter submitted to vote was the Election of Directors. There were 35,571 affirmative votes and 40 negative votes.
d)	Not Applicable